Investors' Exchange LLC
3 World Trade Center, 58th Floor
New York, New York 10007
1 646 343 2000 tel
1 888 481 9706 tel
www.iextrading.com

June 28, 2019

U.S. Securities and Exchange Commission
Jeanette Marshall
Division of Trading and Markets
100 F St., NE
Washington, DC 20549

Re: Investors' Exchange LLC – Amendment No. 25 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

Enclosed for your review is Amendment No. 25 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc.

Please note that this Amendment reflects minor updates that are not substantive or material. All else has remained the same since our initial filing on August 21, 2015, as amended by Amendment No. 1 filed on September 9, 2015, Amendment No. 2 filed on February 29, 2016, Amendment No. 3 filed on March 4, 2016, Amendment No. 4 filed on March 7, 2016, Amendment No. 5 filed on May 27, 2016, Amendment No. 6 filed on June 27, 2016, Amendment No. 7 filed on July 27, 2016, Amendment No. 8 filed on August 5, 2016, Amendment No. 9 filed on October 18, 2016, Amendment No. 10 filed on October 18, 2016, Amendment No. 11 filed on December 22, 2016, and Amendment No. 12 filed on January 11, 2017, Amendment No. 13 filed on April 27, 2017, Amendment No. 14 filed on June 28, 2017, Amendment No. 15 filed on August 2, 2017, Amendment No. 16 filed on December 28, 2017, Amendment No. 17 filed on January 11, 2018, Amendment No. 18 filed on March 1, 2018, Amendment No. 19 filed on March 27, 2018, Amendment No. 20 filed on July 27, 2018, Amendment No. 21 filed on October 8, 2018, Amendment No. 22 filed on October 18, 2018, Amendment No. 23 filed on November 1, 2018, and Amendment No. 24 filed on November 26, 2018.

Exhibit A	
Exhibit B	
Exhibit C	
Exhibit D	
Addendum D-1	unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2018
Addendum D-2	Statement in lieu of financial statements of IEX Services LLC
Addendum D-3	unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2018
Addendum D-3a	unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2018
Addendum D-3b	unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2018
Addendum D-4	unaudited financial statements of TradeWind Markets, Inc. for the fiscal year ending 12/31/2018

Exhibit I	
Addendum I-1	audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2018
Exhibit J	
Exhibit K	
Exhibit M	
Exhibit N	

Please feel free to contact me at (646) 343-2040 with any questions. Thank you.

Regards,

Sophia Lee

Sophia Lee
General Counsel
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	June 30, 2019
Estimated average burden	
hours per response. 30.00	

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

FORM 1 INSTRUCTIONS

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/28/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007

19003690

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Sophia Lee, General Counsel
   3 World Trade Center, 58th Floor
   New York, NY 10007

7. Provide the date applicant's fiscal year ends: 12/31/2019

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof are current, true, and complete.

Date: 06/28/19 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: [signature] (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 28th day of June (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires 8/22/19 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

RECEIVED 2019 JUL -1 PM 2:30 SEC / TM

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit A

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit B

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

The IEX Rule Book is publicly available at https://iextrading.com/regulation.

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 are the unaudited financial statements of IEX Group, Inc. for the fiscal year ending 12/31/2018.

Attached as Addendum D-2 is statement in lieu of financial statements of IEX Services LLC.

Attached as Addendum D-3 are the unaudited financial statements of IEX Ventures LLC for the fiscal year ending 12/31/2018.

Attached as Addendum D-3a are the unaudited financial statements of IEX Cloud Services LLC for the fiscal year ending 12/31/2018.

Attached as Addendum D-3b are the unaudited financial statements of IEX Data Analytics LLC for the fiscal year ending 12/31/2018.

Attached as Addendum D-4 are the unaudited financial statements of TradeWind Markets, Inc. for the fiscal year ending 12/31/2018.

Addendum D-1

Unaudited financial statements of IEX Group, Inc.
for the fiscal year ending 12/31/2018

IEX Group, Inc. – Stand Alone
Unaudited Statement of Financial Condition
December 31, 2018

ASSETS		
Cash and cash equivalents	$	20,181,818
Receivables from subsidiaries		4,581,677
Other receivables		16,270
Prepaid expenses		3,926,308
Restricted cash		353,083
Marketable securities, at fair value		22,583,950
Property and equipment, net of accumulated depreciation of $8,066,949		15,230,546
Software development costs, net of accumulated amortization of $17,758,799		10,794,590
Loans receivable		66,027
Other investments		27,001,201
Deferred tax asset		1,063,197
Other assets		2,482,354
Total assets	**$**	**108,281,021**
LIABILITIES AND EQUITY		
Liabilities:		
Accounts payable		1,867,589
Accrued expenses and other liabilities		8,861,938
Total liabilities		**10,729,527**
Stockholders' Equity:		
Preferred stock - $0.01 par value, 5,020,882 shares authorized		
Convertible Series A-1 - 375,000 shares issued and outstanding		3,750
Convertible Series B-1 - 2,440,000 shares issued and outstanding		24,400
Convertible Series C - 2,205,882 shares issued and outstanding		22,059
Common stock - $0.01 par value, 10,100,000 shares authorized, 3,922,182 shares issued and outstanding		39,222
Treasury stock, 329,165 shares		(14,776,252)
Additional paid-in capital		136,812,661
Promissory notes receivable, related party		(2,727,511)
Accumulated defecit		(21,846,835)
Total Stockholders' Equity		97,551,494
Total liabilities and stockholders' equity	**$**	**108,281,021**

IEX Group, Inc. – Stand Alone
Unaudited Statement of Income
For the Years Ended December 31, 2018

Revenues:	
Software license revenue	$ 3,600,000
Other	588,899
Total revenues	4,188,899
Operating expenses:	
Employee compensation and benefits	10,010,212
Technology and communications	376,289
Depreciation and amortization	8,808,644
Professional fees	1,619,038
Regulatory fees	15,489
Rent and office	(691,283)
Insurance	328,772
Other	1,303,553
Total expenses	21,770,714
Operating loss	**(17,581,815)**
Other income	
Loss on other investment	(20,000)
Total other income	(20,000)
Income before income taxes	**(17,601,815)**
Income tax benefit (expense)	(2,222,103)
Net income (loss)	**$ (19,823,918)**

IEX Group, Inc. – Stand Alone
Unaudited Statement of Stockholders' Equity
For the Year Ended December 31, 2018

	Preferred Stock		Common Stock		Treasury Stock		Additional	Promissory Notes	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	Receivable	Surplus/(Deficit)	Total Equity
Balance as of December 31, 2017	**5,020,882**	**$ 50,209**	**3,368,063**	**$ 33,682**	**196,086**	**$ (8,416,643)**	**$ 122,661,606**	**$ (3,240,340)**	**$ (27,022,917)**	**$ 84,065,595**
Stock compensation	-	-	141,699	1,417	-	-	12,517,850		-	**12,519,268**
Stock option exercises	-	-	412,420	4,124	-	-	1,633,205		-	**1,637,329**
Treasury stock purchases	-	-	-	-	133,079	(6,359,609)	-		-	**(6,359,609)**
Promissory note interest and issuances	-	-	-	-	-	-	-	512,829	-	**512,829**
Distribution from subsidiary									25,000,000	**25,000,000**
Net income (loss)	-	-	-	-	-	-	-		(19,823,918)	**(19,823,918)**
Balance as of December 31, 2018	**5,020,882**	**$ 50,209**	**3,922,182**	**$ 39,223**	**329,165**	**$ (14,776,252)**	**136,812,661**	**$ (2,727,511)**	**(21,846,835)**	**$ 97,551,494**

Addendum D-2

Statement in lieu of financial statements of IEX Services LLC

IEX Services LLC's financial statements have been omitted from Form 1, and are filed separately pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

Addendum D-3

Unaudited financial statements of IEX Ventures LLC
for the fiscal year ending 12/31/2018

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	8,607,239
Loans receivable		954,167
Investment in TradeWind, at fair value		16,250,811
Investment in IEX Data Analytics LLC		5,050,000
Investment in IEX Cloud Services LLC		2,000,000
Total assets	**$**	**32,862,217**
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		515,274
Total liabilities		**515,274**
Total Member's Capital		32,346,943
Total liabilities and stockholders' equity	**$**	**32,862,217**

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Income
For the Year Ended December 31, 2018

Revenues:	
Gain on investment	$ 5,850,811
Operating expenses:	
Employee compensation and benefits	2,023,318
Technology and communications	73,396
Professional fees	83,926
Rent and office	275,298
Insurance	64,741
Other	47,917
Total expenses	2,568,596
Net income	**$ 3,282,215**

IEX Ventures LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance as of January 1, 2018	$	14,064,728
Capital contributions		15,000,000
Net income		3,282,215
Balance as of December 31, 2018	$	32,346,943

Addendum D-3a

Unaudited financial statements of IEX Cloud Services LLC
for the fiscal year ending 12/31/2018

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	2,000,000
Total assets	**$**	**2,000,000**
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		276,095
Total liabilities		**276,095**
Total Member's Capital		1,723,905
Total liabilities and stockholders' equity	**$**	**2,000,000**

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Income
For the Year Ended December 31, 2018

Operating expenses:		
Employee compensation and benefits		217,257
Technology and communications		37,063
Professional fees		1,807
Rent and office		11,258
Insurance		4,710
Other		4,000
Total expenses		276,095
Net income (loss)	**$**	**(276,095)**

IEX Cloud Services LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance as of January 1, 2018	$	-
Capital contributions		2,000,000
Net income (loss)		(276,095)
Balance as of December 31, 2018	$	1,723,905

Addendum D-3b

Unaudited financial statements of IEX Data Analytics LLC
for the fiscal year ending 12/31/2018

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	4,219,309
Total assets	**$**	**4,219,309**
LIABILITIES AND EQUITY		
Liabilities:		
Due to parent		356,199
Total liabilities		**356,199**
Total Member's Capital		3,863,110
Total liabilities and stockholders' equity	**$**	**4,219,309**

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Income
For the Year Ended December 31, 2018

Operating expenses:	
Employee compensation and benefits	761,592
Technology and communications	161,415
Professional fees	45,390
Rent and office	168,062
Insurance	35,430
Other	15,001
Total expenses	1,186,890
Net income (loss)	**$ (1,186,890)**

IEX Data Analytics LLC
(A Wholly-Owned Subsidiary of IEX Ventures LLC)
Unaudited Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance as of January 1, 2018	$	-
Capital contributions		5,050,000
Net income (loss)		(1,186,890)
Balance as of December 31, 2018	$	3,863,110

Addendum D-4

Unaudited financial statements of TradeWind Markets, Inc.
for the fiscal year ending 12/31/2018

TradeWind Markets, Inc.
Balance Sheet
December 31, 2018

Assets		
Cash	$	11,890,756
Accounts Receivable		67
Prepaid & Deposit		189,039
Other Current Assets		14,784
Property and equipment, net		133,394
Intangible assets, net		283,553
Other Assets		783,884
Total Asset	$	13,295,477
Liabilities and Stockholders' Equity		
Accounts Payable	$	45,021
Accrued Compensation & Benefits		55,831
Accrual & Other Current Liabilities		131,543
Accrued Professional Fees		134,190
Total Liabilities		366,585
Stockholders' Equity		
Common Stock, 22,000,000 shares authorized, 10,001,999 shares issued, $0.001 par		9,789
Preferred Stock, 8,278,934 shares authorized, 8,278,934 shares issued, $0.001 par		8,279
Additional Paid-In Capital		25,199,513
Retained Earnings		(12,288,689)
Total Stockholders' Equity		12,928,892
Total Liability & Stockholders' Equity	$	13,295,477

TradeWind Markets, Inc.
Statement of Income (Loss)

	December 2018 YTD
Revenue	
Sales Revenue	$ 7,910
Trading Revenue	944
Other Revenue	775
Price Promotions	(8,843)
	786
Operating Expenses	
Compensation	$ 2,902,475
Employee benefits & insurance	390,282
Technology & communications	565,880
Professional fees	772,226
Marketing	183,830
General, administrative & other	817,770
Depreciation & amortization	841,442
Operating Income (Loss)	(6,473,120)
Non-Operating Income (Expenses)	
Interest Earned	35,818
Net Income (Loss)	$ (6,437,302)
Software license amort included in Depreciation and amort:	$ 533,333

TradeWind Markets, Inc.
Statements of Cash Flows

	December 2018 YTD
Cash Flows Used in Operating Activities	
Net Loss	$ (6,437,302)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation & Amortization	841,442
Stock compensation cost	(11,740)
(Increase) decrease in operating assets:	
Accounts Receivable	(67)
Prepaid expense	(171,145)
Other Current Assets	(13,132)
Certificate of deposit	(627,069)
Increase (decrease) in operating liabilities:	
Accounts Payable	29,802
Accrued Compensation & Benefits	25,831
Accrual & Other Current Liabilities	63,653
Accrued Professional Fees	107,590
Net Cash Used in Operating Activities	(6,192,137)
Cash Flows Used in Investing Activities	
Purchase of office equipment	(83,176)
Purchse of intangible assets	(64,150)
Net Cash Used in Investing Activities	(147,326)
Cash Flows from Financing Activities	
Stock repurchase	(86,656)
Stock option exercise	50,931
Funding from preferred shareholders	10,599,984
Legal fees for preferred stock issuance	(26,108)
Net Cash from Financing Activities	10,538,151
Change in cash and cash equivalent	4,198,688
Cash and cash equivalent, Beginning of the period	7,692,068
Cash and cash equivalent, End of the period	$ 11,890,756
Non-cash Activities	
Fixed Asset Written-off	877

TradeWind Markets, Inc.
Statement of Stockholders' Equity
December 31, 2018

	Retained	Common Stock				Preferred Stock				Total
	Earnings	Shares	Par Value	APIC - CS	APIC - Stock Options	Shares	Par Value	APIC - PS	APIC - Cost of PS	
Ending Balance, December 31, 2017	$ (5,851,387)	10,001,999	$ 10,002	$ 2,990,598	$ 193,480	5,864,865	$ 5,865	$ 11,614,136	$ (122,912)	$ 8,839,782
Stock-based compensation cost					$ (11,740)					$ (11,740)
Issuance of preferred stock							$ 2,414	$ 10,597,570		$ 10,599,984
Legal fees for preferred stock issuance									$ (26,108)	$ (26,108)
Stock option exercise		76,179	76	$ 64,311	$ (13,455)					$ 50,932
Stock repurchase		(288,852)	$ (289)	$ (86,367)						$ (86,656)
Net Income (Loss) - December 2018 YTD	$ (6,437,302)									$ (6,437,302)
Ending Balance December 31, 2018	$ (12,288,689)	9,789,326	$ 9,789	$ 2,968,541	$ 168,286	5,864,865	$ 8,279	$ 22,211,706	$ (149,020)	$ 12,928,892

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Investors' Exchange LLC for the fiscal year ending 12/31/2018. Investors' Exchange LLC has no consolidated subsidiaries.

Addendum I-1

Audited financial statements of Investors' Exchange LLC
for the fiscal year ending 12/31/2018

INVESTORS' EXCHANGE LLC

(A Wholly-Owned Subsidiary of IEX Group, Inc.)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018
AND
INDEPENDENT AUDITORS' REPORT

****

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Table of Contents

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Investors' Exchange LLC

We have audited the accompanying financial statements of Investors' Exchange LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2018, and the related statements of income, cash flows and changes in member's equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors' Exchange LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

DELOITTE + TOUCHE LLP

March 27, 2019

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	18,958,823
Restricted cash		8,484,921
Receivables from members		11,117,087
Receivables from exchanges		2,950,452
Notes receivable, net of allowance		2,653,124
Deferred tax asset		851,917
TOTAL ASSETS	$	45,016,324
Liabilities and Member's Equity		
Liabilities:		
Section 31 fees payable	$	11,333,029
Due to parent		2,989,994
Due to affiliate		2,734,234
Accrued and other liabilities		666,238
TOTAL LIABILITIES		17,723,495
Member's equity:		
Member's equity		27,292,829
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	45,016,324

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Income
For the Year Ended December 31, 2018

Revenues:	
Matched fees	$ 66,141,100
Routed fees	23,553,906
Regulatory transaction fees	42,413,756
Other	11,362,351
Total revenues	143,471,113
Cost of revenues:	
Routing fees	22,662,282
Section 31 fees	42,414,285
Clearing fees	1,252,956
Other	82,407
Total cost of revenues	66,411,930
Total revenues, less cost of revenues	77,059,183
Operating expenses:	
Employee compensation and benefits	17,975,887
Technology and communications	9,827,127
Software licensing fee	9,014,580
Professional fees	3,342,662
Regulatory fees	3,924,063
Rent and office	3,773,322
Other	2,704,189
Total operating expenses	50,561,830
Income before income taxes	26,497,353
Provision for income taxes	7,929,232
Net income	$ 18,568,121

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:		
Net income	$	18,568,121
Adjustments to reconcile net income to net cash provided by operating activities		
Income tax provision		7,929,232
Allowance for bad debt on notes receivable		884,390
Deferred tax asset		(648,245)
Deferred revenue		(83,333)
Changes in operating assets and liabilities:		
Restricted cash		1,655,976
Receivables from members		(1,154,991)
Receivables from exchanges		(635,066)
Section 31 fees payable		(2,685,366)
Due to parent		(81,628)
Due to affiliate		(346,131)
Accrued and other liabilities		312,461
Net cash provided by operating activities		**23,715,420**
Cash flows from investing activities:		
Issuance of note receivable		(2,227,357)
Net cash used by investing activities		**(2,227,357)**
Cash flows from financing activities:		
Capital distribution		(25,000,000)
Net cash used by investing activities		**(25,000,000)**
Net (decrease) / increase in cash		**(3,511,937)**
Cash at beginning of year		**22,470,760**
Cash at end of year	**$**	**18,958,823**
Non-cash financing activities:		
Income tax payable forgiven by the parent	$	7,929,232

See notes to financial statements

Investors' Exchange LLC
(A Wholly-Owned Subsidiary of IEX Group, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

Balance at December 31, 2017	$ 25,147,232
Non-cash capital contributions	8,577,476
Capital distributions	(25,000,000)
Net income	18,568,121
Balance at December 31, 2018	$ 27,292,829

See notes to financial statements

1. Organization and Nature of Business

Investors' Exchange LLC (the "Company") is a financial technology company that developed and operates an electronic market for the trading of listed equity securities in the United States (U.S.) The Company is a Delaware limited liability company and a wholly-owned subsidiary of IEX Group, Inc. ("Parent"). The Company was formed in 2014, approved by the Securities and Exchange Commission ("SEC") as a national stock exchange on June 17, 2016 and began business operations on August 19, 2016. On November 29, 2017, the SEC designated securities listed or authorized for listing on the Company as covered securities for purposes of Section 18(b) of the Securities Act, and SEC Rule 146.

2. Significant Accounting Policies

Basis of Presentation

The financial statements include all accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Restricted Cash

Restricted cash represents the amount segregated for the SEC Section 31 fees. Section 31 fees are assessed on the notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The company collects regulatory transaction fees from its members that are equal to the Section 31 fees. These fees are paid directly to the SEC. The Company holds the cash received on Section 31 fees until payment to the SEC on a semi-annual basis.

Receivables from Members and Exchanges

Receivables from members represent amounts owed to the Company by member firms for matched, routing, and regulatory fees. These receivables are collected through the National Securities Clearing Corporation ("NSCC"), a division of the Depository Trust Clearing Corporation ("DTCC"). Once received, the matched regulatory fee component of the receivable is transferred to the Company's Restricted Cash account. In circumstances where a specific member's inability to meet its financial obligations is probable, the Company records a specific provision for uncollectible accounts against amounts due to reduce the receivable to the amount the Company estimates will be collected. Receivables from exchanges represent amounts owed to the Company by other exchanges for tape sharing revenue.

Notes Receivable

The Company provides funding to CAT NMS, LLC in connection with responding to SEC Rule 613. This funding is recorded as notes receivable on the Statement of Financial Condition. Allowances have been established based on the original plan formed by the Self-Regulatory Organizations ("SROs") which contemplates that 75% of funding will be provided by the industry and 25% by the SROs.

Revenue Recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (or Accounting Standards Codification 606, ("ASC 606")) on January 1, 2018. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. The Company believes that the performance obligation is satisfied on the trade date for matched fees, routed fees, and regulatory transaction fees because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. There were no material changes in our revenue recognition policies as a result of the new standard.

Revenue from contracts with customers includes matched fees, routed fees, and regulatory transaction fees. The Company's primary business is matching equity shares on its trading system for its members. Matched fees include shares matched on its trading system whereby shares whose price is $1.00 or greater are assessed a charge of either 3 mils or 9 mils per share ($0.03 or $0.09 per 100 shares) depending on whether the order was displayed or non-displayed. For shares whose price is less than $1.00 a fee of 0.30% of the total notional value of the trade (shares x price) is assessed. The Crumbling Quote Indicator ("CQI") fee was introduced by the Company during the year whereby market participants are charged the maximum fee allowed by the SEC (30 mils) during periods of greatest volatility during the trading day if certain conditions are met. Also during the year and with the advent of its first listing, the Company offered a market making pricing promotion to its eligible members. The IEX Enhanced Market Maker Credit ("IEMM") program provides the opportunity to any qualifying member to earn credits for offset against their matched fees. The credits are based on the amount of time and relative volume a market maker dedicates to IEX listed securities.

Routing fees include fees on orders routed to other venues on a cost-plus-1-mil basis ($0.01 per 100 shares). Routing services are provided by the Company's affiliate, IEX Services LLC, ("Affiliate" or "Services"). Services also passes through any and all market fees incurred at the away exchanges to the Company. The Company records these as Routed Revenue as well as Cost of Revenues on its Statement of Income. Regulatory transaction fees represent Section 31 fees paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. The Company records Regulatory transaction fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC.

Other revenues consist primarily of revenue from trade reporting and tape sharing received from exchanges.

Cost of Revenues

The Company incurs routing, Section 31, clearing and other fees directly related to its revenue via a charge from Services. Routing fees are those charged by other national stock exchanges net of rebates. Section 31 fees are paid to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. Clearing fees consist of costs to process, clear and settle transactions paid to Broadcort, a division of Bank of America Merrill Lynch. Broadcort is also paid by Services for Section 31 fees applicable to routed trades. This charge also gets passed through from Services to the Company via the Tri-Party ESA.

Income Taxes

The Company is included in the income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits.

The Company has no tax positions at December 31, 2018 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the year ended December 31, 2018 and the Company had no accruals for interest and penalties at December 31, 2018.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The amounts presented for financial assets and liabilities on the Statement of Financial Condition are carried at fair value or at amounts that, because of their short-term nature, the Company believes approximate current fair value.

The fair value of the Company's financial instruments is measured based on a three-level hierarchy:

- Level 1 — quoted prices for identical assets or liabilities in active markets.
- Level 2 — observable inputs, other than quoted prices included in Level 1, for the asset or liability, or prices for similar assets and liabilities.
- Level 3 — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

All financial assets and liabilities are considered Level 2 under the fair value hierarchy, except for cash and restricted cash which is considered Level 1.

Recent Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-09, *Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting*. Under ASU 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital ("APIC"). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement, and the APIC pools will be eliminated. In addition, ASU 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer's statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee's applicable jurisdiction(s). ASU 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change as currently required. The amendments of this ASU are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted but all of the guidance must be adopted in the same period. The Company early adopted in 2017 and recognized excess tax benefits in the Statement of Income for the year ended December 31, 2018 (See note 6).

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows - Classification of Certain Cash Receipts and Cash Payments,* which addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of this new pronouncement on its Statement of Cash Flows.

In February 2016, the FASB issued ASU No. 2016-02, *Leases*. The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. The right of use asset and lease liability will be measured initially using the present value of the remaining rental payments. The guidance is effective for fiscal years beginning after December 15, 2019. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. The guidance is effective for fiscal years beginning after December 15, 2020. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's financial statements.

In August 2018, the FASB issued ASU No. 2018-13, *Disclosure Framework–Changes to the Disclosure Requirements for Fair Value Measurement*. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The guidance is effective for fiscal years beginning after

December 15, 2019. The Company does not anticipate the adoption of this ASU to have a material impact on the Company's financial statements.

3. Concentration of Credit Risk

Cash and Restricted Cash

The Company maintains cash and restricted cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2018, the Company had deposits at a financial institution in excess of FDIC limits of approximately $27.2 million.

4. Notes Receivable

CAT NMS, LLC was formed in response to SEC Rule 613 which requires the SROs to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets. The plan formed by the SROs contemplates that 75% of funding will be provided by the industry and 25% by the SROs.

As of December 31, 2018, the Company provided funding to the CAT NMS, LLC in the form of non-interest-bearing notes receivable of approximately $3.5 million. The Company recorded an allowance against the overall amount as of December 31, 2018 equal to 25% or approximately $900 thousand which is included in Regulatory fees on the Statement of Income.

5. Related Party Transactions

Software License and Expense Sharing Agreement

Under the Tri-Party Software License and Expense Sharing Agreement ("Tri-Party ESA") with Services and the Parent, the Company is required to reimburse each party on a monthly basis for expenses incurred on the Company's behalf. At December 31, 2018, the amount due to the Parent relating to the Tri-Party ESA was approximately $3.0 million. At December 31, 2018, the amount due to the Affiliate relating to the Tri-Party ESA was approximately $2.7 million.

As part of the Tri-Party ESA, the Company agreed to pay each party a monthly Software License Fee. This fee was $350,000 per month to Services and $300,000 per month to the Parent.

For the year ended December 31, 2018, the Company's allocation of expenses from the Parent, according to the terms and conditions of the Tri-Party ESA, are shown below (in thousands):

Employee compensation and benefits	$	17,976
Technology and communications		6,227
Software licensing fee		3,600
Other		2,704
Professional fees		3,343
Regulatory fees		1,777
Rent and office		3,773
	$	**39,400**

For the year ended December 31, 2018, the Company's allocation of expenses from Services, according to the terms and conditions of the Tri-Party ESA, are shown below (in thousands):

Routing fees	$	22,662
Technology and communications		3,778
SEC Section 31 fees		3,653
Software licensing fee		4,200
Clearing fees		1,253
Regulatory fees		105
	$	**35,651**

Capital Distributions & Contributions

During 2018, the Company made a capital distribution of $25 million to the Parent.

The provision for income taxes under the separate return method and related payable to the Parent has been recorded as a non-cash capital contribution since no payment will be made in accordance with the Tri-Party ESA. During 2018, the Parent made approximately $8.6 million of such non-cash capital contributions, which included an increase to the deferred tax asset of approximately $648 thousand.

6. Income Taxes

Income tax expense of the Company for the year ended December 31, 2018, is as follows (in thousands):

	Federal	State	Total
Current	$ 5,047	$ 3,530	$ 8,577
Deferred	(384)	(264)	(648)
Total	$ 4,663	$ 3,266	$ 7,929

Income tax expense differs from the tax that would result from applying federal statutory tax rates due to the following (in thousands):

Statutory federal income tax provision	$ 5,564
State taxes, net of federal income tax effect	2,714
Permanent differences	69
Excess tax benefit of stock-based compensation	(424)
Other	6
	$ 7,929

At December 31, 2018, the Company had a deferred tax asset of approximately $852 thousand primarily relating to stock-based compensation.

The Company is a single member limited liability company and is included in the income tax return filed by the Parent. The Parent is subject to U.S. Federal income tax as well as income and franchise tax in multiple state jurisdictions. The statute of limitations related to the Federal income tax return is closed for all tax years up to and including 2014. The expiration of the statute of limitations related to the various state income and franchise tax returns varies by state. The Parent is currently not under examination by any taxing jurisdiction. During 2018, the Internal Revenue Service concluded the examination for the year ended December 31, 2015 with no adjustments to the originally filed return. The jurisdictions open for audit are Federal, California, Connecticut, Illinois, Massachusetts, New Jersey, New York State and New York City from 2014 to date.

The Company has recorded federal and state current income tax expense of approximately $8.6 million under the separate return method. The receivable from the Parent to offset this expense has been recorded as a charge to equity since no payment will be made in accordance with the Tri-Party ESA.

The Company recognizes the tax effects of exercised or vested awards as a discrete item in the reporting period in which they occur, resulting in a $424 thousand tax benefit to the Company for year ended December 31, 2018.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allowed the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. As a result, the Company previously provided a provisional estimate of the effect of the Tax Act in the financial statements. In the fourth quarter of 2018, the Company completed its analysis to determine the effect of the Tax Act and there were no material adjustments as of December 31, 2018.

7. Share-Based Compensation

The Parent maintains the 2012 Equity Incentive Plan (the "Plan"), which was approved by the Parent's Board of Directors on June 27, 2012 and the Parent's Stockholders on June 29, 2012. The plan permits the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants. The Parent issues shares from authorized but unissued or reacquired Common Stock. The fair value of Restricted Stock Units ("RSUs") and options is based on the most recent valuation completed by the Parent on the date of grant and is recorded as compensation expense. The Parent allocates stock compensation expense in addition to salary and benefit expenses to the Company through the Tri-Party ESA based upon services provided by the Parent's employees. During the year ended December 31, 2018, the Company incurred approximately $5.3 million in stock compensation expense which is recorded in Employee compensation and benefits on the Statement of Income.

8. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may be subject to various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a securities exchange. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Where available information indicates that it is probable a liability had been incurred at the date of financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. Management believes that the resolution of any unknown matter will not result in any materially adverse effect on the Company's financial position, results of operations or cash flows.

Services uses Merrill Lynch, Pierce, Fenner & Smith Incorporated, to clear its routed listed cash equity securities. Merrill Lynch, Pierce, Fenner & Smith Incorporated guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation ("NSCC") provides a guarantee. In the case of a failure to perform on the part on its clearing firm, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

9. Subsequent Events

The Company has evaluated subsequent events through March 27, 2019, the date the financial statements were available to be issued, and have determined that there are no subsequent events requiring disclosures or adjustments to the financial statements other than the Parent has granted an additional 91,161 RSUs since December 31, 2018. The Company will be allocated stock compensation expense through the Tri-Party ESA based on services provided by the Parent's employees.

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Investors' Exchange LLC is 100% owned by IEX Group, Inc. ("IEXG"). IEXG is a privately-held corporation. IEXG is the sole stockholder of the Exchange, and acquired its interest in the Exchange on May 13, 2014. IEXG exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Investors' Exchange LLC

Date of filing: June 28, 2019

Date as of which the information is accurate: June 28, 2019

Exhibit N

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.